UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 000-27231 CUSIP NUMBER 97653A103
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Wireless Facilities, Inc. Full Name of Registrant
Former Name if Applicable
4810 Eastgate Mall Address of Principal Executive Office (Street and Number)
San Diego, California 92121 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant was unable to complete and file its Annual Report on Form 10-K for the 2004 fiscal year by the prescribed filing date of March 16, 2005 without unreasonable effort and expense because the Registrant's auditors, KPMG LLP, have not finished their audit procedures on the Registrant's consolidated financial statements. The Company has completed its review and preparation of the financial statements and all other provisions of the 2004 Annual Report (other than the report on internal controls which the Registrant intends to complete within the additional time period provided by the Commission's November 30, 2004 exemptive order), pending additional information that might be necessary as a result of the finalization of KPMG LLP's audit procedures. The Registrant currently anticipates filing the 2004 Annual Report on or before the extended deadline of March 31, 2005.
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Deanna H. Lund, CFO (Name)	(858) (Area Code)	228-2000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

WIRELESS FACILITIES, INC. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2005	By	/s/ Deanna H. Lund

Deanna H. Lund, Senior Vice President, Chief Financial Officer and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

        We have read the Form 12b-25 of Wireless Facilities, Inc. to which this letter is attached, and we agree with the statements set forth in Part III thereof.

/s/ KPMG LLP

KPMG LLP